Filed Pursuant to Rule 424(b)(5)
Registration No. 333-258322
AMENDMENT NO. 1 DATED NOVEMBER 30, 2021
To Prospectus Supplement Dated August 18, 2021
(To Prospectus dated July 30, 2021)

$300,000,000

Aemetis, Inc.

Common Stock

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This Amendment No. 1 to Prospectus Supplement, or this amendment, amends our prospectus supplement dated August 18, 2021 (as amended by the amendment, the prospectus supplement). This amendment should be read in conjunction with the prospectus supplement and the prospectus dated July 30, 2021, each of which are to be delivered with this amendment. This amendment amends and/or supplements only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is.

We have entered into an At Market Issuance Sales Agreement, or the sales agreement, with H.C. Wainwright & Co., LLC, or the distribution agent, dated January 26, 2021, as amended by that certain amendment agreement, dated as of August 18, 2021, relating to the sale of our common stock offered by the prospectus supplement, as amended by this amendment. In accordance with the terms of the sales agreement, under the prospectus supplement we may offer and sell shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $300,000,000 from time to time through the distribution agent, acting as our agent. Sales of our common stock, if any, under the prospectus supplement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act. The distribution agent is not required to sell any specific amount, but will act as our distribution agent using commercially reasonable efforts consistent with its normal trading and sales practices.

The distribution agent will be entitled to compensation at a commission rate of up to 3.0% of the gross sales price per share sold under the sales agreement. The net proceeds, if any, that we receive from the sales of our common stock will depend on the number of shares actually sold and the offering price for such shares. See “Plan of Distribution” beginning on page S-12 for additional information regarding the compensation to be paid to the distribution agent. In connection with the sale of the common stock on our behalf, the distribution agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the distribution agent will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the distribution agent with respect to certain liabilities, including liabilities under the Securities Act.

You should read the prospectus supplement in conjunction with the accompanying base prospectus, including any supplements and amendments thereto. The prospectus supplement is qualified by reference to the accompanying base prospectus except to the extent that the information in the prospectus supplement supersedes and updates the information contained in the accompanying base prospectus. The prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the accompanying base prospectus, including any supplements and amendments thereto.

Our common stock is listed on The Nasdaq Stock Market under the symbol “AMTX.” On November 24, 2021, the last reported sale price of our common stock on The Nasdaq Stock Market was $18.51 per share.

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Investing in our securities involves a high degree of risk. See the “Risk Factors” section beginning on page S-7 of the prospectus supplement and the corresponding sections in the accompanying base prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2020, as well as our subsequent filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, which are incorporated by reference into the prospectus supplement.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this amendment, the prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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H.C. Wainwright & Co.

The date of this Amendment No. 1 to prospectus supplement is November 30, 2021

ABOUT THIS AMENDMENT TO PROSPECTUS SUPPLEMENT

You should carefully read this entire prospectus supplement and the accompanying base prospectus, including the information included and referred to under “Risk Factors” below, the information incorporated by reference in the prospectus supplement and in the accompanying base prospectus, and the financial statements and the other information incorporated by reference in the accompanying base prospectus, before making an investment decision.

We are filing this amendment in connection with our reincorporation from Nevada to Delaware in connection with a plan of conversion. Unless the context otherwise requires, the terms “Aemetis, Inc.,” “Company,” “our company,” “we,” “us,” or “our” refer to Aemetis, Inc., a Delaware corporation, and its subsidiaries. When we refer to “you” we mean the purchaser or potential purchaser of the shares of common stock offered hereby.

The prospectus supplement and the accompanying base prospectus form part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. This document contains two parts. The first part consists of the prospectus supplement, which provides you with specific information about this offering. The second part, the accompanying base prospectus, provides more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. The prospectus supplement may add, update, or change information contained in the accompanying base prospectus. To the extent that any statement we make in the prospectus supplement is inconsistent with statements made in the accompanying base prospectus or any documents incorporated by reference herein or therein, the statements made in the prospectus supplement will be deemed to modify or supersede those made in the accompanying base prospectus and such documents incorporated by reference herein and therein.

The prospectus supplement and the accompanying base prospectus relate to the offering of common stock. Before buying any securities offered hereby, we urge you to carefully read the prospectus supplement and the accompanying base prospectus, together with the information incorporated herein and therein by reference as described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” These documents contain important information that you should consider when making your investment decision. The prospectus supplement may add, update, or change information in the accompanying base prospectus.

You should rely only on the information contained in or incorporated by reference in the prospectus supplement, the accompanying base prospectus and any free writing prospectus that we may authorize for use in connection with this offering. We have not, and the distribution agent has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the distribution agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should assume that the information appearing in the prospectus supplement, the accompanying base prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should carefully read this entire prospectus supplement and the accompanying base prospectus, including the information included and referred to under “Risk Factors” below, the information incorporated by reference in the prospectus supplement and in the accompanying base prospectus, and the financial statements and the other information incorporated by reference in the accompanying base prospectus, before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of the prospectus supplement entitled “Incorporation of Certain Information by Reference.”

The prospectus supplement and the accompanying base prospectus contain summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed as exhibits to the registration statement of which the prospectus supplement is a part or as exhibits to documents incorporated by reference herein, and you may obtain copies of those documents as described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” We note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

 The industry and market data and other statistical information contained in the documents we incorporate by reference are based on our own estimates, independent publications, government publications, reports by market research firms or other published independent sources, and, in each case, are believed by us to be reasonable estimates. Although we believe these sources are reliable, we have not independently verified the information.

Securities offered pursuant to the registration statement to which the prospectus supplement relates may only be offered and sold if not more than three years have elapsed since the initial effective date of the registration statement, subject to the extension of this period in compliance with applicable SEC rules.

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PROSPECTUS SUPPLEMENT SUMMARY
The following summary of our business highlights some of the information contained elsewhere in or incorporated by reference into the prospectus supplement or the accompanying base prospectus. Because this is only a summary, however, it does not contain all of the information that may be important to you. You should carefully read the prospectus supplement and the accompanying base prospectus, including the documents incorporated by reference, which are described under “Incorporation of Certain Information by Reference” in the prospectus supplement and the accompanying base prospectus. You should also carefully consider the matters discussed in the section in the prospectus supplement entitled “Risk Factors” and in the accompanying base prospectus and in other documents incorporated herein by reference. Moreover, the information contained in the prospectus supplement includes “forward-looking statements,” which are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments actually affecting us will be those anticipated. See the prospectus supplement for cautionary information regarding forward-looking statements.

Our History
We were incorporated in Nevada in 2006 under the name American Ethanol, Inc. We completed a reverse merger of American Ethanol, Inc. with Marwich II, Ltd., a public shell company, on December 7, 2007. For accounting purposes, the reverse merger was treated as a reverse acquisition with American Ethanol as the acquirer and Marwich as the acquired party. After consummation of the reverse merger, we changed our name to AE Biofuels, Inc.

In 2011, we acquired Zymetis, Inc., a biotechnology company with a patented organism that enables the production of renewable advanced biofuels and biochemicals. As a part of the acquisition, we changed our name to Aemetis, Inc. In 2012, we acquired all of the outstanding shares of Cilion, Inc., and thereby acquired the Keyes plant.

In 2021, we entered into a plan of conversion, pursuant to which we reincorporated from Nevada to Delaware. Following the reincorporation, we continued our existence as Aemetis, Inc., a Delaware corporation. Other than the jurisdiction of incorporation, we remained the same entity following the reincorporation, and the reincorporation did not effect any change in our business, management or operations or the location of our principal executive offices.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risks described below, together with the other information in the prospectus supplement and the accompanying base prospectus and the information contained in our other filings with the SEC as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC, which are incorporated by reference in the prospectus supplement and the accompanying base prospectus in their entirety, together with other information in the prospectus supplement, the accompanying base prospectus, the information and documents incorporated by reference herein and therein, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Related to This Offering

You may experience immediate and substantial dilution.

The offering price per share in this offering may exceed the net tangible book value per share of our common stock. Assuming that an aggregate of 16,207,455 shares of our common stock are sold at a price of $18.51 per share pursuant to the prospectus supplement which was the last reported sale price of our common stock on Nasdaq on November 24, 2021, for aggregate net proceeds of approximately $291.0 million after deducting commissions and estimated aggregate offering expenses payable by us, you would experience immediate dilution of approximately $15.25 per share. See the section entitled “Dilution” on page 6 of this amendment for a more detailed illustration of the dilution you would incur if you participate in this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay in this offering and the net tangible book value or deficit per share of our common stock immediately after this offering. Our historical net tangible book deficit of our common stock as of September 30, 2021 was approximately $132.1 million, or $4.06 per share of our common stock based upon 32,564,085 shares outstanding. Historical net tangible book value or deficit per share is equal to our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding as of September 30, 2021.

Dilution per share to new investors represents the difference between the amount per share paid by purchasers for our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately following the completion of this offering.

After giving effect to the sale of our common stock in the aggregate amount of $300.0 million at an assumed offering price of $18.51 per share, being the last reported sale price of our common stock on The Nasdaq Stock Market on November 24, 2021 and after deducting commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2021 would have been approximately $158.9 million, or $3.26 per share of common stock. This represents an increase in net tangible book value compared to the net tangible book deficit as of September 30, 2021 of $7.32 per share to our existing stockholders and an immediate dilution of $15.25 per share to new investors in this offering.

The following table illustrates this calculation on a per share basis. The as adjusted information is illustrative only and will adjust based on the actual price to the public, the actual number of shares sold and other terms of the offering determined at the time shares of our common stock are sold pursuant to the prospectus supplement. The as adjusted information assumes that all of our common stock in the aggregate amount of $300.0 million is sold at the assumed offering price of $18.51 per share, being the last reported sale price of our common stock on The Nasdaq Stock Market on November 24, 2021. The shares sold in this offering, if any, will be sold from time to time at various prices.

Assumed public offering price per share		$18.51
Historical net tangible book value (deficit) per share as of September 30, 2021	$(4.06)
Increase in net tangible book value (deficit) per share attributable to new investors in this offering	7.32

As adjusted net tangible book value (deficit) per share immediately after this offering		3.26

Dilution per share to new investors in this offering		$15.25

 The foregoing table is based upon 32,564,085 shares outstanding, which excludes 663,500 shares of common stock issued pursuant to our existing at-the-market program from August 19, 2021 through November 24, 2021, and does not give effect to the exercise of any outstanding options or warrants. To the extent options and warrants are exercised, there may be further dilution to new investors.

The shares subject to the sales agreement with the distribution agent are being sold from time to time at various prices. An increase of $1.00 per share in the price at which the shares are sold from the assumed offering price of $18.51 per share shown in the table above, assuming an adjusted 15,376,730 aggregate number of shares sold pursuant to this offering, would increase our adjusted net tangible book value per share after the offering to $3.31 per share and would increase the dilution per share to new investors in this offering to $16.20 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $1.00 per share in the price at which the shares are sold from the assumed offering price of $17.51 per share shown in the table above, assuming an adjusted 17,133,067 aggregate number of shares sold pursuant to this offering, would decrease our adjusted net tangible book value per share after the offering to $3.20 per share and would decrease the dilution per share to new investors in this offering to $14.31 per share, after deducting commissions and estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2021 on an actual basis, and on an adjusted basis to give effect to the sale of shares of common stock in this offering, the effect of sales of common stock pursuant to our existing at-the-market program between August 18, 2021 through November 24, 2021, and the use of funds for the capital expenditures. You should read this table in conjunction with our consolidated financial statements and the related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information incorporated by reference into this prospectus supplement and the accompanying base prospectus.

	As of September 30, 2021
In thousands, except for par value	Actual	AsAdjusted
Cash and cash equivalents	6,389	154,697
Long-term debt:
Current portion of long-term debt	23,863	9,786
Long-term	204,467	75,852
Total long-term debt	228,330	85,638
Shareholders’ equity:
Series B convertible preferred stock, $0.001 par value; 7,235 authorized; 1,323 shares issued and outstanding (aggregate liquidation preference of $3,969)	1	1
Common stock, $0.001 par value; 40,000 authorized; 32,564 and 22,830 shares issued and outstanding, respectively	33	50
Additional paid-in capital	192,520	483,504
Accumulated deficit	(320,346)	(320,346)
Accumulated other comprehensive loss	(4,301)	(4,301)
Total stockholders’ equity (deficit) attributable to Aemetis, Inc.	(132,093)	158,908
Total capitalization	96,237	244,546

DESCRIPTION OF CAPITAL STOCK

General

The following summary of the material features of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation (“Certificate of Incorporation”), the Certificate of Designation of Series B Preferred Stock, our bylaws (“Bylaws”) and other applicable law.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 80,000,000 shares of common stock, $0.001 par value per share, and 65,000,000 shares of preferred stock, $0.001 par value per share, of which 1,323,394 shares are designated as Series B Preferred Stock. As of November 24, 2021, there were 33,289,689 shares of common stock and 1,323,394 shares of Series B Preferred Stock issued and outstanding. The following description of our capital stock does not purport to be complete and should be reviewed in conjunction with our Certificate of Incorporation, including our Certificate of Designation of Series B Preferred, and our Bylaws.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Anti-Takeover Provisions

Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company.

Issuance of undesignated preferred stock

Our board of directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Classified Board

Our Certificate of Incorporation provides for a classified board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a stockholder might consider a tender offer or change in control to be in its best interests.

In addition, our Certificate of Incorporation and Bylaws provide that, subject to the terms of any series of preferred stock, directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote at an election of directors. Our Certificate of Incorporation and Bylaws also provide that subject to the terms of any series of preferred stock, any vacancy or newly created directorship in our board of directors, however occurring, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, and shall not be filled by the stockholders.

Ability of our Stockholders to Act

Our Certificate of Incorporation and Bylaws do not permit our stockholders to call special stockholders meetings; special stockholders meetings may only be called by the board of directors, the chairperson of the board of directors or the Chief Executive Officer of the Company. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law. No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with our Certificate of Incorporation or Bylaws, and no action shall be taken by the stockholders by written consent; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.

Rights Plan

We have a stockholder rights plan (the “Rights Plan”) designed to preserve the value of certain tax assets primarily associated with our net operating losses (“NOLs”) and built in losses under Section 382. The use of such losses to offset federal income tax would be limited if we experience an “ownership change” under Section 382. This would occur if stockholders owning (or deemed under Section 382 to own) 5% or more of our stock by value increase their collective ownership of the aggregate amount of our stock by more than 50 percentage points over a defined period of time. While the Rights Plan is intended to protect our NOLs and built-in losses under Section 382, it may also have an “anti-takeover” effect of delaying or preventing beneficial takeover bids by third parties.

LEGAL MATTERS

The validity of the shares of common stock offered hereby have been passed upon for us by Shearman & Sterling LLP. Ellenoff Grossman & Schole LLP is counsel for the distribution agent in connection with this offering.